FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401
Toronto, Ontario  M5V 0R2

Item 2 - Date of Material Change:

September 22, 2025

Item 3 - News Release:

The news release announcing the material change referred to in this report was disseminated over Newsfile on September 22, 2025 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 - Summary of Material Change:

On September 22, 2025, the Company announced that Leah Wald, Director and Chief Executive Officer ("CEO"), has stepped down as Director effective immediately and will step down as CEO effective October 1st 2025. The Company has appointed its Chief Strategy Officer and Director, Michael Hubbard, as Interim CEO.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

On September 22, 2025, the Company announced that Leah Wald, Director and CEO, has stepped down as Director effective immediately and will step down as CEO effective October 1st 2025. The Company has appointed its Chief Strategy Officer and Director, Michael Hubbard, as Interim CEO.

Mr Hubbard brings years of experience operating infrastructure on the Solana blockchain, having founded a Solana validator, Laine, in 2021 and having grown it to a peak of over 5.5m SOL delegated begore it was acquired by the company earlier this year.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer

416-480-2488

doug@solstrategies.io

Item 9 - Date of Report:

September 22, 2025